UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           HIRSCH INTERNATIONAL CORP.
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                                (Name of Issuer)

                       Common Stock (Class A and Class B)
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                         (Title of Class of Securities)



                                   433550 10 0
                               -----------------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ X ] Rule 13d-1(b)
                  [     ] Rule 13d-1(c)
                  [     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
---------------------------------------------
CUSIP No.  433550 10 0
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    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Henry Arnberg
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
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            --------------------------------------------------------------------
                                                                            (b)
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    3       SEC USE ONLY
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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY          1,381,676 (981,658 Class A and 400,018 Class B)  (1)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                        --------- ----------------------------------------------

                           6      SHARED VOTING POWER

                                       0
                        --------- ----------------------------------------------
                        --------- ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                            1,381,676 (981,658 Class A and 400,018 Class B) (1)
                        --------- ----------------------------------------------
                        --------- ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                      0
----------------------- --------- ----------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,381,676
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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            --------------------------------------------------------------------
            *
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(1). Includes 968,500 shares of Class A Common Stock owned by an estate planning entity formed for the benefit of Mr. Arnberg's children. Mr. Arnberg exercises voting control over these shares.


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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  16.3% aggregate of Class A Common Stock and Class B Common
            Stock. 12.5% Class A Common Stock and 69.6% Class B Common Stock, repectively.

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12          TYPE OF REPORTING PERSON*

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Hirsch International Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Wireless Boulevard
                  Hauppauge, New York 11788

Item 2(a).        Name of Person Filing:

                  Henry Arnberg

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  200 Wireless Boulevard
                  Hauppauge, New York 11788

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  433550 10 0



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4.           Ownership.  As of February 8, 2005:

(a) Amount beneficially owned:1,381,676 (981,658 of Class A and 400,018 of Class B) (1)

(b)  Percent of class:12.5% (Class A); 69.6% (Class B)

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 1,381,676 (981,658 of Class A and 400,018 of Class B) (1)

     (ii) Shared power to vote or direct the vote: 0

     (iii)Sole power to dispose or direct the disposition of: 1,381,676 (981,658 of Class A and 400,018 of Class B) (1)

     (iv) Shared power to dispose or direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.
                  Not applicable

(1). Includes 968,500 shares of Class A Common Stock owned by an estate planning entity formed for the benefit of Mr. Arnberg's children. Mr. Arnberg exercises voting control over these shares.



Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10. Certification.

                  Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2005


/s/ Henry Arnberg
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HENRY ARNBERG